411 SOUTH 13TH STREET, SECOND FLOOR · LINCOLN NE 68508 · P: 402.435.3223 · F: 402.435.4239

May 7, 2018

VIA EDGAR

Mr. John Dana Brown

Attorney Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	U.S. Xpress Enterprises, Inc.
Draft Registration Statement on Form S-1
Submitted March 21, 2018
CIK No. 0000923571

Dear Mr. Brown:

On behalf of U.S. Xpress Enterprises, Inc. (the “Company”), we are hereby responding to the letter, dated April 16, 2018 (the “Comment Letter”) from John Dana Brown, Attorney Advisor, Office of Transportation and Leisure, of the United States Securities and Exchange Commission (the “Commission”) Division of Corporation Finance (the “Staff”) regarding the Company’s confidential submission, submitted on March 21, 2018 (the “Confidential Submission”), in accordance with the public filing guidelines announced by the Staff on June 29, 2017 (the “Guidelines”). In response to the Comment Letter and to update certain information in the Confidential Submission, the Company is publicly filing a registration statement with the Commission (the “Registration Statement”) and is releasing for public view the Confidential Submission. In accordance with the Guidelines, the Company hereby confirms that it will commence a road show no earlier than 15 days after the date hereof or, if there is no road show, will request effectiveness of the Registration Statement no earlier than 15 days after the date hereof.

For ease of reference, set forth below in bold are the comments of the Staff in response to the Confidential Submission, as reflected in the Comment Letter. The Company’s response is

Mr. John Dana Brown

May 7, 2018

set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein and page numbers correspond to the page numbers in the Registration Statement.

The Company has authorized us to respond to the Comment Letter as follows:

Market, Industry and Other Data, page ii

1.              We note that the prospectus includes data attributed to third parties, for example from Stephens, Bank of America Research, and FTR. If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Response: The Company respectfully informs the Staff that it did not commission any reports or studies for use in connection with the Confidential Submission or the Registration Statement, including those that are referenced in the prospectus. The entities that authored the reports expressly named in the prospectus, have no relationship with the Company arising out of or relating to the Confidential Submission or the Registration Statement. Each of their reports referred to in the Confidential Submission and the Registration Statement were published independently, without the Company’s involvement, and such reports are either available to the public or are available for a fee.

Prospectus Summary

Our Transformation, page 2

2.              Please refer to the second chart on page 4. It appears that you are comparing your Adjusted Operating Ratio to a different measure for your industry peers, Industry Operating Ratio. Please revise the accompanying discussion to describe any differences between the calculation of Adjusted Operating Ratio and Industry Operating Ratio and how this may impact comparisons of the two measures. In addition tell us why you are not comparing the same measure, if true.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure and the second chart on page 4 of the Registration Statement to calculate adjusted operating ratio in the same manner for the industry peers as the Company calculates its Adjusted Operating Ratio (operating expenses, net of fuel surcharge revenue and fuel purchase arrangements, expressed as a percentage of revenue, before fuel surcharge revenue).

Mr. John Dana Brown

May 7, 2018

Summary Consolidated Financial Data, page 14

3.              Please revise to include earnings per share on a pro forma basis. Please ensure that the denominator in computing pro forma earnings per share includes only those common shares whose proceeds are being used for debt repayment.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on pages 16 and 58 of the Registration Statement.

Risk Factors, page 18

4.              We note the forum selection discussion on page 125. Please include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits or limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors. In addition please disclose how the Delaware Court of Chancery having personal jurisdiction relates to exclusive forum of the Eighth Judicial District Court of Clark County, Nevada.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on pages 45 and 156 of the Registration Statement.

5.              Please tell us what consideration you gave to providing separate risk factor disclosure for issues related to each of the following: infrastructure and congestion, driver distraction, and truck parking. We note that these were top 10 issues identified by motor carriers in the ATRI publication “Critical Issues in the Trucking Industry - 2017.”

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on pages 21 and 34 of the Registration Statement.

Our existing and future indebtedness..., page 27

6.              If you will continue to have material debt obligations following this offering please revise this risk factor to disclose the amount of indebtedness you expect to have from significant sources.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on page 29 of the Registration Statement.

Mr. John Dana Brown

May 7, 2018

We have several major customers..., page 32

7.              Please disclose the name of the customer that comprised 10.6% of your revenue excluding fuel surcharge in 2017 pursuant to Item 101(c)(1)(vii), or tell us why this is not necessary.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on page 35 of the Registration Statement.

Use of Proceeds, page 47

8.              Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K regarding the repayment of indebtedness once you have a bona fide price range.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on page 52 of the Registration Statement.

Liquidity and Capital Resources, page 68

9.              Please discuss the material terms of your term loan facility in this section.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on page 78 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Claims and Insurance Accruals, page F-11

10.       We note your statement “Claims accruals represent the uninsured portion of pending claims at December 31, 2017 and 2016, plus an estimated liability for incurred but not reported claims and the associated expense.” Please clarify for us if your claims accrual includes an amount for claims that you expect will be covered by insurance. Additionally, please clarify for us what the amounts of $750 and $15,500 disclosed in the second paragraph represent.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on page F-32 of the Registration Statement. To clarify, we record a receivable for any claim that we expect to exceed our self-insured retention and that we expect to be covered by insurance. The $750 and $15,500 in the second paragraph are the amounts above our self-insured retention and represent such receivables for the amount of the overall accruals that we expect to be paid by insurers.

Mr. John Dana Brown

May 7, 2018

Note 5. Income Taxes, page F-15

11.       We note the provision for income taxes for jurisdictions in the United States and for Mexico as presented in the first table on page F-15. In regard to this, please disclose domestic and foreign pretax income pursuant to Rule 4-08(h) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on page F-36 of the Registration Statement.

Note 14. Share-based Compensation, page F-29

12.       We note your statement “The awards are accounted for as liability classified compensatory awards under ASC 710 and valued using the intrinsic value method, as permitted by ASC 718 for nonpublic entities ...” in regard to your stock appreciation rights. Please comply with the disclosure and accounting requirements specified in questions 2 and 4 of SAB Topic 14.B, as appropriate, in any subsequent filings and for periods presented therein ended after March 21, 2018, the initial date of your registration.

Response: The Company acknowledges the Staff’s comment and, in response, has valued the awards at fair value for reporting periods ending after March 21, 2018. See the disclosure appearing on page F-16 of the Registration Statement.

Exhibits

13.       Please file the employment agreements with your executive officers as exhibits to your registration statement pursuant to Item 601(b)(10)(iii)(A) or tell us why this is not required.

Response: The Company acknowledges the Staff’s comment and, in response, has filed the employment agreements as Exhibits 10.7 through 10.12.

14.       Please file your term loan facility and revolving credit facility as exhibits to your registration statement or tell us why this is not required.

Response: The Company acknowledges the Staff’s comment and, in response, has filed the term loan facility and amendments as Exhibits 10.13 through 10.19 and has filed the revolving credit facility and amendments as Exhibits 10.20 through 10.23.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (402) 435-3223 or hscherr@scudderlaw.com.

Mr. John Dana Brown

May 7, 2018

Sincerely,

/s/ Heidi Hornung-Scherr

Heidi Hornung-Scherr

c:	Eric Fuller
U.S. Xpress Enterprises, Inc.

Arthur D. Robinson, Esq.
David W. Azarkh, Esq.
Simpson Thacher & Bartlett LLP

Mark A. Scudder, Esq.
Scudder Law Firm, P.C., L.L.O.